UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Madero, Inc.

Nevada	333-143845	20-8658254
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

591 Broadway, 5th Floor New York, New York		10012
(Address of principal executive offices)		(Zip Code)

212-857-9000
(Company’s telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

MADERO, INC.
591 Broadway, 5th Floor
New York, New York

INFORMATION STATEMENT

       Madero, Inc. (the “Company”) is mailing this information statement on or about September 26, 2008, to the holders of record of shares of its common stock as of the close of business on September 25, 2008, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

       The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the “Board of Directors”) is soliciting proxies in connection with the items described in this Information Statement.

       The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.

       You are receiving this information statement because the Company has been advised that Media Power, Inc., the holder of approximately 48.07% of the outstanding shares of common stock of the Company, plans to:

•	Appoint Richard Jenkins to the Board of Directors; and

•	Accept the resignation of Mike Lizarraga from the Board of Directors.

       The above actions will occur no earlier than 10 days after this information statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to you.

On August 29, 2008, Madero, Inc. (the “Registrant”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Mike Lizarraga (our sole director, and our former President, Chief Executive Officer, and Chief Financial Officer), and Media Power, Inc. (“MPI”). Pursuant to the terms and conditions of the Stock Purchase Agreement, MPI acquired 4,000,000 shares of the Registrant’s common stock, or approximately 48.07% of our issued and outstanding shares of common stock from Mr. Lizarraga. The transaction contemplated by the Stock Purchase Agreement closed on August 29, 2008. MPI, utilizing its working capital paid, in consideration for the shares, $264,000.

Immediately prior to the closing of the Transaction, Mike Lizarraga served as the sole member of the Board of Directors. Pursuant to the terms and conditions of the Stock Purchase Agreement, immediately following the closing of the Transaction:

•	The Buyer’s nominee, Richard Jenkins, was appointed to the Board of Directors;

•
Mike Lizarraga tendered a resignation from the Board of Directors, effective as of ten days after the delivery to the shareholders of the Company of this Information Statement pursuant to Rule 14f-1; and

•	The parties agreed to appoint the Buyer’s nominee, Richard Jenkins, to the Board of Directors at a future date to be determined by the Buyer.

As described above, shortly after the filing of this information statement, the Buyer intends to appoint Richard Jenkins to the Board of Directors and cause the Company to accept the resignation of Mike Lizarraga from the Board of Directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

       As of September 23, 2008, 8,320,000 shares of the Company’s common stock were issued and outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of September 23, 2008, concerning shares of common stock of the Company, the only class of its securities that are issued and outstanding, held by (1) each shareholder known by the Company to own beneficially more than five percent of the common stock, (2) each director of the Company, (3) each executive officer of the Company, and (4) all directors and executive officers of the Company as a group:

	Amount and
	Nature of
	Beneficial	Percentage of
Name and Address of Beneficial Owner (1)	Ownership	Common Stock(2)

Media Power, Inc. (3)	4,000,000	48.07%
Mike Lizarraga (4)	0	0
Richard Jenkins (3)	0	0

All directors and executive officers as a group (2 persons)	0	0%
(1)	Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.
(2)	Based on 8,320,000 shares of Common Stock outstanding.
(3)
Shares are held in the name of Media Power, Inc. Mr. Jenkins is the Chief Executive Officer of Media Power, Inc. and serves as President, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company.

(4)	Mr. Lizarraga is the sole current board member, and former president, chief executive officer, and chief financial officer, of the Company.

Change in Control Arrangements

Other than the transaction contemplated under the Stock Purchase Agreement as disclosed above, there were no material relationships between the Company or its affiliates and any of the parties to the Stock Purchase Agreement, other than in respect of the Stock Purchase Agreement.

Immediately prior to the closing of the Transaction, Mike Lizarraga served as the sole member of the Board of Directors. Pursuant to the terms and conditions set forth in the Stock Purchase Agreement, immediately following the closing of the Transaction, (1) the Buyers’ nominee, Richard Jenkins, was appointed to the Board of Directors; (2) Mike Lizarraga tendered a resignation from the Board of Directors, effective as of ten days after the delivery to the shareholders of the Company of an Information Statement pursuant to Rule 14f-1, and (3) the parties agreed to appoint the Buyer’s nominee, Richard Jenkins (President of the Buyer), to the Board of Directors at a future date to be determined by the Buyer.

With the completion of the Transaction, the appointment of Richard Jenkins to the Board of Directors, and the resignation of Mike Lizarraga from the Board of Directors, there will be no arrangements that would result in a change in control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Nominees

Richard Jenkins, President, Chief Executive Officer, Chief Financial Officer and Secretary

Richard Jenkins, age 46, was born in Chicago, Illinois.  Mr. Jenkins is an experienced developer of software and networks. Mr. Jenkins has served as MPI’s President and Chief Executive Officer since May 2008.  From 2006 to 2008, he served as MPI’s Chief Operating Officer.  Prior to joining MPI Mr. Jenkins led the development efforts for a wide variety of web and network development projects.  From 2003 to 2006, Mr. Jenkins was the Chief Executive Officer of Cybertown.Net.  Mr. Jenkins majored in Political Science and Business at Northwestern University in Evanston Illinois.

Mr. Jenkins is not a director with any other reporting company(s) in the United States. There are no family relationships between Mr. Jenkins and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Jenkins (or any member of her immediate family) had or is to have a direct or indirect material interest.

Mr. Jenkins has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Jenkins has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Jenkins has not, during the last five years, been a party of any bankruptcy petition filed by or against any business of which he was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

Mike Lizarraga, Director, Former President, CEO, and CFO

Work History

"El Lenador" Los Mochis, Sinaloa 1999-2006
Restaurant Manager
Managed staff and daily functions of restaurant

"El Rinconcito" Los Mochis, Sinaloa 1995-1999
Waiter and Host
Served customers food and drinks

Education

Preparatory School, Guamuchil Sinaloa, Mexico, Graduated 1995.
Secondary School, Guamuchil Sinaloa, Mexico, Graduated 1992.
Elementary School, Guamuchil Sinaloa, Mexico, Graduated 1989.

Mr. Lizarraga does not hold any other directorships with reporting companies in the United States. There are no family relationships between Mr. Lizarraga and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Lizarraga (or any member of his immediate family) had or is to have a direct or indirect material interest.

Officers

Richard Jenkins, Director, Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Secretary

Information about Mr. Jenkins is set forth above under “Directors and Nominees.”

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires the Company’s officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

Based solely on its review of such reports furnished to the Company, except for reports filed by Mr. Jenkins, and Media Power, Inc., the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year.

Certain Relationships and Related Transactions

Following the acquisition of the common stock by MPI, as described above, the Company no longer has any transactions with related persons. Information with respect to prior related party transactions has been previously reported on Form 10-KSB for the fiscal year ended December 30, 2007 filed by the Company.

Board Committees

The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

Shown on the table below is information on the annual and long-term compensation for services rendered to the Registrant in all capacities, for the fiscal year ended December 31, 2007, paid by the Registrant to all individuals serving as the Registrant’s chief executive officer or acting in a similar capacity during the fiscal year ended December 31, 2007, regardless of compensation level. During the last completed fiscal year, the Registrant did not pay aggregate compensation to any executive officer in an amount greater than $100,000.

		Annual Compensation				Long Term Compensation
						Restricted		LTIP
					Other Annual	Stock	Options/	payouts	All Other
Name	Title	Year	Salary	Bonus	Compensation	Awarded	SARs (#)	($)	Compensation
Mike Lizarraga	Former President	2008	$4,000	0	0	0	0	0	0
	CEO, CFO
		2007	$3,000	0	0	0	0	0
		2006	$0	0	0	0	0	0

Richard Jenkins	Current President, CEO, CFO	2008	$0	0	0	0	0	0	0

    To date, no compensation has been awarded to, earned by or paid to Mr. Jenkins, in his capacity as President, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company.

Director Compensation

    The directors of the Registrant have not received compensation for their services as directors nor have they been reimbursed for expenses incurred in attending board meetings.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Madero, Inc.

/s/ Richard Jenkins
Richard Jenkins
President, Chief Executive Officer

Date: September 23, 2008